8-12446

04001609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 17 2004 WASH, D.C. 181

| SEC FILE NUMBER |
|---|
| 8- 12446 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaway Investment Company Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1275 Peck Street
(No. and Street)

| Muskegon | MI | 49441 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell S. Cloetingh Jr. and/or Stephon P. VanderWater 231-726-5081
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conn Geneva & Robinson
(Name – if individual, state last, first, middle name)

| 4927 Stariha Dr. | Muskegon | MI | 49441 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Stephon P. VanderWater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaway Investment Company Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephon P. VanderWater
Signature

DIRECTOR
Title

Francene C. Taylor expires December 19, 2005
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition. -N/A
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.-N/A
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.-Exepmt under K-1
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.-Exepmt under K-1
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.-Exempt under K-1
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not consolidated
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. -N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.-N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Seaway Investment Company, Inc.

## Financial Statements

## Years Ended December 31, 2003 and 2002

# Seaway Investment Company, Inc.

## Table of Contents

## Years Ended December 31, 2003 and 2002

Conn Geneva
& Robinson
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

We have audited the accompanying balance sheet of Seaway Investment Company, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Seaway Investment Company, Inc. as of December 31, 2002 were audited by other auditors whose report dated February 3, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seaway Investment Company, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5 and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conn Geneva & Robinson

Muskegon, Michigan
February 5, 2004

4927 Stariha Drive ◦ Muskegon, MI ◦ 49441-5559 ◦ Phone (231) 798-7500 ◦ Fax (231) 798-7599

## Seaway Investment Company, Inc.

## Balance Sheets

### Assets

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Cash and cash investments | $ **11,742** | $ 10,861 |
| Marketable securities | **157,160** | 123,752 |
| | $ **168,902** | $ 134,613 |

### Liabilities and Stockholder's Equity

| | 2003 | 2002 |
|---|---|---|
| Demand note payable to stockholder | $ **3,300** | $ 3,300 |
| Stockholder's equity | | |
| Common stock - 2,000 shares authorized, issued and outstanding | **57,533** | 57,533 |
| Retained earnings | **108,069** | 73,780 |
| | **165,602** | 131,313 |
| | $ **168,902** | $ 134,613 |

*The accompanying notes are an integral part of this statement.*

## Seaway Investment Company, Inc.

## Statements of Operations

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2003** | | 2002 |
| **Revenues** | | | | |
| Commissions | $ | **1,721** | $ | 1,840 |
| Interest and dividends | | **2,830** | | 3,073 |
| Unrealized appreciation in fair value of securities | | **33,007** | | - |
| Total revenues | | **37,558** | | 4,913 |
| **Expenses** | | | | |
| Licenses and fees | | **887** | | 729 |
| Dues and subscriptions | | **100** | | - |
| Professional fees | | **1,880** | | 1,815 |
| Miscellaneous | | **379** | | 41 |
| Unrealized depreciation in fair value of securities | | **-** | | 35,021 |
| Total expenses | | **3,246** | | 37,606 |
| Income (loss) before income taxes | | **34,312** | | (32,693) |
| Income taxes | | **23** | | 43 |
| **Net Income (Loss)** | $ | **34,289** | $ | (32,736) |

*The accompanying notes are an integral part of these statements.*

# Seaway Investment Company, Inc.

## Statements of Changes in Stockholder's Equity

## Years ended December 31, 2003 and 2002

| | Common Stock | | Retained | Total Stockholder's |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Equity |
| Balance at January 1, 2002 | 2,000 | $ 57,533 | $ 106,516 | $ 164,049 |
| Net loss | - | - | (32,736) | (32,736) |
| Balance at December 31, 2002 | 2,000 | 57,533 | 73,780 | 131,313 |
| **Net Income** | **-** | **-** | **34,289** | **34,289** |
| **Balance** at December 31, 2003 | **2,000** | **$ 57,533** | **$ 108,069** | **$ 165,602** |

*The accompanying notes are an integral part of these statements.*

## Seaway Investment Company, Inc.

## Statements of Cash Flows

| | Years ended December 31, 2003 | 2002 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Cash collections | | |
| Commissions | $ **1,721** | $ 1,840 |
| Interest and dividends | **2,830** | 3,073 |
| Cash payments | | |
| Licenses and fees | **(887)** | (729) |
| Dues and subscriptions | **(100)** | - |
| Professional fees | **(1,880)** | (1,815) |
| Miscellaneous | **(379)** | (41) |
| Taxes | **(23)** | (43) |
| Net cash provided by operating activities | **1,282** | 2,285 |
| **Cash Flows from Investing Activities** | | |
| Purchase of marketable securities | **(401)** | (517) |
| **Net Increase in Cash** | **881** | 1,768 |
| **Cash and Cash Investments** at beginning of year | **10,861** | 9,093 |
| **Cash and Cash Investments** at end of year | $ **11,742** | $ 10,861 |

*The accompanying notes are an integral part of these statements.*

## Seaway Investment Company, Inc.

## Notes to Financial Statements

### Note A: Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

#### *Business*

Seaway Investment Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company services customers primarily in the western Michigan area.

#### *Income Taxes*

Effective June 21, 1965 the stockholder of the Company elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code. Under this election, the shareholder includes his respective share of taxable income of the Corporation in his individual income tax return. As a result, no provision for federal income taxes has been recorded in the financial statements for the years ended December 31, 2003 and 2002.

#### *Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less when purchased, to be cash equivalents.

#### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Although actual results could differ from these estimates, management believes the related assumptions and estimated amounts recorded are reasonable and appropriate in the circumstances.

### Note B: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $139,186 and $109,909, which was $134,186 and $104,909 in excess of its required net capital of $5,000.

## Supplemental Information

## Seaway Investment Company, Inc.

### Schedule I
### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Net capital | | |
| Total stockholder's equity | $ 165,602 | $ 131,313 |
| Additions | - | - |
| Deductions | | |
| Securities not readily marketable | 3,300 | 3,300 |
| Net capital before haircuts on securities | 162,302 | 128,013 |
| Haircuts on securities | | |
| Debt securities | 37 | 36 |
| Other securities | 23,079 | 18,068 |
| | 23,116 | 18,104 |
| **Net Capital** | $ 139,186 | $ 109,909 |
| Aggregate indebtedness | $ 3,300 | $ 3,300 |
| Computation of basic net capital requirement | | |
| Minimum net capital required - Company | $ 5,000 | $ 5,000 |
| Ratio: Aggregate indebtedness to net capital | 0.02 to 1.0 | 0.03 to 1.0 |

There were no material differences in net capital and the reserve requirements at December 31, 2003 and 2002 between the audited numbers and those reported on the Company's FOCUS report.

Schedules II, III and IV are not required as the Company is exempt under Rule 15c3-3(k)(1).

*See accountants' review report.*

Conn Geneva
&Robinson
CERTIFIED PUBLIC ACCOUNTANTS

# Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Seaway Investment Company, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits ad related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4927 Stariha Drive • Muskegon, MI ○ 49441-5559 ○ Phone (231) 798-7500 • Fax (231) 798-7599

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other that these specified parties.

Conn Geneva & Robinson

Muskegon, Michigan
February 5, 2004